

Mail Stop 3561

July 9, 2018

Luca D'Agnese
Chief Executive Officer
Enel Américas S.A.
Santa Rosa 76, Piso 15
Santiago, Chile

  Re: **Enel Américas S.A.**
     Form 20-F for the Fiscal Year Ended December 31, 2017
     Filed April 30, 2018
     File No. 1-12440

Dear Mr. D'Agnese:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Operating and Financial Review and Prospects

1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company, page 98

1. Please revise your future filing disclosures, within this section and risk factors, to discuss in sufficient detail your assessment of Argentina's hyperinflationary status and the devaluation of the Argentine Peso. Ensure you address the impact such items have had and could have on your financial condition, results of operations, and liquidity. We note that you previously provided related disclosures on page 96 of your fiscal 2016 Form 20-F and page 17 of your fiscal 2015 Form 20-F that have since been removed. If you believe such disclosures are no longer necessary, please advise in detail the basis for your conclusion.

Notes to the Consolidated Financial Statements

32. Financial Results, page F-137

2. During our previous review of your December 31, 2015 Form 20-F, we inquired about the fiscal 2015 timing of the re-denomination gain and accrued interest adjustment related to your Central Vuelta Obligado (VOSA) project. Based on your previous responses, it was our understanding that your agreement with the Argentine Secretary of Energy stipulated that the related LVFVD receivables would not accrue interest at the revised higher rate or be collected or re-denominated from Argentine Pesos to U.S. Dollars until the VOSA plant "is authorized to operate" and "operating as a combined cycle plant." Your response letter dated August 11, 2016 specifically indicated you determined during December 2015 that the "VOSA plant was in its final completion stage (approximately 90% of percentage of completion) [and] management determined that the uncertainties related to its completion were remote, and concluded that recognition of the asset was appropriate in accordance with IAS 18.18." We further note your statement that "if the plant construction is not completed, the Agreement would be void." Since it appears that the VOSA plant has yet to commence operations, please address the following comments:

- Since there appear to be certain material conditions beyond your control that have delayed VOSA's operations commencement date, tell us what consideration you gave to reversing the re-denomination gain and interest accrual recorded during fiscal 2015.

- Since the re-denomination of a receivable is not a revenue-generating activity, explain in greater detail why you believe the transaction falls within the scope of IAS 18.

- Provide us with the current status of the VOSA plant's construction and regulatory approvals.

- Quantify, for each fiscal year presented in your financial statements, the translation gains or losses recognized in profit or loss pursuant to paragraph 28 of IAS 21 related to the U.S. Dollar-denominated receivables. Also provide this information for the interest accrual if the interest is denominated in U.S. Dollars.

- Contrast your accounting treatment of the VOSA receivables with other generators that have LVFVD and elected to participate in the FONINVENEM. In this regard, we note at least one other generator that elected not to record the re-denomination gain.

Given the disparity in accounting for this item by you and at least one other generator, please be detailed in your explanation that supports continued gain recognition. We may have further substantive comment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3849 with any questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products